SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


              Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                                   Accom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00434 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Katharine A. Martin, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434-10-8      Amendment No. 3 to Schedule 13D      Page 2 of 4 Pages


1.     NAME OF REPORTING PERSON                                 Michael Luckwell
       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON
________________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|
________________________________________________________________________________

3.     SEC USE ONLY
________________________________________________________________________________

4.     SOURCE OF FUNDS                                                        PF
________________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
________________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                       United Kingdom
________________________________________________________________________________

     NUMBER OF       7.     SOLE VOTING POWER                          3,428,750
       SHARES               ____________________________________________________
    BENEFICIALLY
      OWNED BY       8.     SHARED VOTING POWER                              -0-
        EACH                ____________________________________________________
      REPORTING
       PERSON        9.     SOLE DISPOSITIVE POWER                    3,428,750
        WITH                ____________________________________________________

                     10.    SHARED DISPOSITIVE POWER                         -0-
________________________________________________________________________________

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                                3,428,750
________________________________________________________________________________

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               |_|


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  33.9%
________________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                               IN
________________________________________________________________________________

CUSIP No. 00434-10-8      Amendment No. 3 to Schedule 13D      Page 3 of 4 Pages


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Issuer granted to Michael Luckwell the option reported on this Amendment No. 3 to Schedule 13D in consideration for Mr. Luckwell joining the Issuer's Board of Directors. It is anticipated that Mr. Luckwell will use personal funds to exercise this option, if and when he exercises such option.

ITEM 4.       PURPOSE OF TRANSACTION.

       Mr. Luckwell joined the Issuer's Board of Directors effective May 4, 1999. In consideration for joining the Board, the Issuer granted Mr. Luckwell an option to purchase 10,000 shares of Accom Common Stock. Mr. Luckwell acquired the securities reported on this Schedule 13D for investment purposes. Mr. Luckwell may purchase or sell Common Stock of the Issuer in the future depending on the then prevailing market conditions and the price at which such Common Stock shares are traded.

        Mr. Luckwell has been advised by the Issuer that it has amended its Preferred Shares Rights Agreement, dated as of September 13, 1996, to permit Mr. Luckwell to acquire up to 3,437,000 shares of Accom Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       According to the most recently available public information furnished by the Issuer in its Form 10-Q for the quarter ended March 31, 1999, there are approximately 10,123,247 shares of Accom Common Stock issued and outstanding.

       (a)    Amount beneficially owned:  3,428,750

              Percent of class:  33.9%

       (b)    The number of shares as to which Michael Luckwell has:

              (i) Sole power to vote or direct the vote: 3,428,750 shares;

CUSIP No. 00434-10-8      Amendment No. 3 to Schedule 13D      Page 4 of 4 Pages


              (ii) Shared power to vote or direct the vote: none;

              (iii) Sole power to dispose or direct the disposition of:
                    3,428,750 shares;

              (iv) Shared power to dispose or direct the disposition of: none.

       (c) The Issuer granted Michael Luckwell an option to purchase 10,000 shares of Accom Common Stock at an exercise price per share of $1.25 on May 4, 1999.

       (d) Not applicable.

       (e) Not applicable.

                                        SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated as of May 31, 1999.


                                                /s/ Michael Luckwell
                                    --------------------------------------------
                                                  Michael Luckwell